May 30, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Re:                             Select Medical Holdings Corporation
Form 10-K
Filed February 26, 2013
File No. 001-34465

Dear Mr. Rosenberg:

Select Medical Holdings Corporation (the “Company”) confirms receipt of the letter dated May 2, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K. In response to the Staff’s comments, the Company acknowledges that:

(1)                                 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SELECT MEDICAL HOLDINGS CORPORATION

By:	/s/ Michael E. Tarvin
Name:	Michael E. Tarvin
Title:	Executive Vice President, General
Counsel and Secretary

cc:  Stephen M. Leitzell, Dechert LLP